

05041730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 1 2005
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSED
APR 0 7 2005
THOMSON
FINANCIAL

REPORT FOR THE PERIOD BEGINNING 5/31/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLT Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street, 20th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Trevor L. Taylor — (917) 287-5588
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor L. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TLT Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

LAURA LEE BERRY
NP-082-03
COMMISSION EXPIRES:
JUNE 17, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TLT SECURITIES LLC

December 31, 2004

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
TLT Securities LLC

We have audited the accompanying statement of financial condition of TLT Securities LLC (a Delaware limited liability company) (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TLT Securities LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 22, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

TLT Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 162,015
Receivable from clearing broker	28,922,549
Securities owned, at market value	359,566
Interest receivable	4,367
Other	10,000
Total assets	$29,458,497

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 17,115
Securities sold, but not yet purchased, at market value	736,681
Total liabilities	753,796
Members' equity	28,704,701
Total liabilities and members' equity	$29,458,497

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

TLT Securities LLC (the "Company") was formed as a limited liability company in Delaware on March 11, 2004 and commenced operations on June 10, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Philadelphia Stock Exchange. The term of the Company expires on December 31, 2028 unless the managing member of the Company elects to terminate the Company at an earlier date.

The Company primarily buys, sells and holds equity securities and derivative contracts on a proprietary basis. The Company has an agreement with another broker-dealer (the "Clearing Broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform recordkeeping functions. The Company, consequently, operates under the exemptive provisions of SEC Rule 15c3-3(2)(ii).

TLT Atlantic Capital, L.P. (the "Partnership") is a Delaware limited partnership that commenced operations in February 2004. Generally, the Partnership along with TLT Atlantic Capital Offshore Ltd. (the "Offshore Feeder") invests substantially all of their assets in TLT Atlantic Capital Master Fund Ltd. (the "Master"), an International Business Company operating under the laws of the British Virgin Islands. The Partnership and the Offshore Feeder function as "feeder" funds that invest in, and through, the Master Fund. The Master Fund invests substantially all of its assets in the Company (the "Broker-Dealer"). The General Partner of the Partnership is TLT Atlantic Asset Management, L.L.C., a Delaware limited liability company formed on October 1, 2003. The Managing Member of the Company is also a general securities principal of the Company.

The Master and the Managing Member of the Company are the only members of the Company and all of the activities of the Company are conducted on their behalf. The Company does not charge any commissions or fees to the Partnership. The Partnership may, at the sole discretion of its General Partner, withdraw its assets from the Company at any time, subject to the SEC's net capital rule requirements. The General Partner is controlled by the Managing Member of the Company and, accordingly, the Partnership and the Company are commonly controlled entities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The statement financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Securities Owned and Securities Sold, But Not Yet Purchased

Securities transactions are recorded on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date.

Securities for which market quotations are available shall be valued at their closing sale price on the valuation date.

Securities traded in the over-the counter market for which no sales quotations are generally available shall be valued at the closing bid price if held long or closing ask price if sold short on the valuation date.

Securities generally traded in an established securities market but for which there is no recorded sales information or quotations of bid and asked prices on the valuation date shall be valued by the Managing Member in good faith.

Unrealized gains or losses are credited or charged directly to income.

Securities sold, but not yet purchased are subject to subsequent market fluctuations which may require purchasing the securities at prices differing from the market value reflected in the statement of financial condition. To the extent the Company holds offsetting positions, this risk of selling securities short has been reduced.

NOTE B (continued)

Income Taxes

No provision for income taxes has been reflected in the accompanying statement of financial condition since a limited liability company is not responsible for the payment of Federal, state, or local income taxes. All revenues and expenses retain their character and pass through directly to the members.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

Pursuant to the Company's operating agreement, dated March 11, 2004, the Managing and Non-Managing Members will initially contribute capital to the Company. The Managing Member may admit to the Company one or more additional Members. Each additional member will contribute to the Company, in cash simultaneously with his or her admission to the Company, such amount as the Managing and Non-Managing members will determine. Any Member may voluntarily withdraw all or any part of the cash value of his or her capital account, subject to certain restrictions, including net capital rules, after giving written notice of withdrawal to the Managing Member. A Member's voluntary withdrawal shall be effective on the last day of the month in which notice of such withdrawal is given. Net profits and losses will be determined annually after all expenses have been paid and shall be allocated entirely to the Members. The Company's profits and losses will be allocated to its Members. As of December 31, 2004 and through to March 22, 2005, the Company has not distributed any amounts to its Members and has instead reinvested its net income for the period June 10, 2004 (commencement of operations) to December 31, 2004 as directed by the Members.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The Company clears its transactions through another broker-dealer (the "clearing broker") on a fully disclosed basis. At December 31, 2004, all securities owned, securities sold, not yet purchased, and due from clearing broker are positions with and due from the clearing broker. The amount due from the clearing broker is primarily comprised of temporary deposits and proceeds from short sales. In the event that the clearing broker is unable to fulfill its obligations, the Company would be subject to credit risk.

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, primarily options, contain varying degrees of off-balance-sheet risk to the extent that subsequent changes in the market value of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition (market risk) or that there is failure of the other party to the transaction to perform (credit risk). In many cases, the Company attempts to limit its risk by holding offsetting securities positions.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $100,000 or 12-1/2% of aggregate indebtedness as defined, whichever is greater. At December 31, 2004, the Company had net capital of $16,270,619 which was $16,170,619 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0011 to 1.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE G - RELATED PARTY TRANSACTIONS

Pursuant to an administrative agreement in place at December 31, 2004 (the "Agreement"), the Master provides the Company with office space, equipment, computers and other services as may be required by the Company. The Company may be required to reimburse the Master for certain expenses paid on its behalf at the discretion of the Master. At December 31, 2004, the Company had no amounts payable to the Master.